Filed by Cheviot Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Cheviot Financial Corp.
File No. 000-50529

CHEVIOT MUTUAL HOLDING COMPANY EXTENDS
COMMUNITY OFFERING
AND INCREASES PURCHASE LIMITATIONS

Cheviot, Ohio, December 21, 2011 – Cheviot Financial Corp. (Nasdaq: CHEV) (“Cheviot Federal”), a federal corporation and the stock holding company for Cheviot Savings Bank, announced today that Cheviot Financial Corp., the recently formed Maryland corporation and proposed new holding company for Cheviot Savings Bank, has concluded its subscription offering and has extended its community offering until 2:00 pm on December 30, 2011.

In addition, Cheviot Financial Corp. has increased the maximum purchase limitation from 75,000 shares ($600,000) to 5% of shares offered for individual purchasers and from 137,500 shares ($1.1 million) to 5% of shares offered for purchasers acting together with others, in all categories of the offering combined.  In the event the maximum purchase limit is increased above 5% for certain purchasers, which increase would require approval from the Board of Governors of the Federal Reserve System, orders for common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

Consistent with the prospectus dated November 10, 2011, the only persons who will be resolicited are those who subscribed for the maximum purchase limit in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limits were increased.  Any increased orders with full payment will be due by 12:00 noon, Eastern Time, on January 3, 2012.

The completion of the conversion and offering is subject to, among other things, selling a minimum of 4,675,000 shares in the offering at $8.00 per share and the receipt of all necessary final regulatory approvals.

Cheviot Financial Corp. expects to commence a syndicated community offering in early January to sell shares of common stock not subscribed for in the subscription offering or the community offering.  Stifel, Nicolaus & Company, Incorporated is acting as sole book-running manager for the syndicated community offering.  The syndicated community offering will be conducted on a best efforts basis and none of the members of the syndicate group are required to purchase any shares in the offering.  Potential investors who are interested in receiving a prospectus may call our Stock Information Center, toll-free, at 1-(877) 643-8198.

This press release contains certain forward-looking statements about the conversion and reorganization.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the transactions contemplated by the Plan of Conversion and Reorganization, difficulties in selling the conversion stock, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Cheviot Financial Corp. and its subsidiaries are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

Cheviot-Federal has filed a proxy statement/prospectus concerning the conversion with the SEC.  Stockholders of Cheviot-Federal are urged to read the proxy statement/prospectus because it contains important information. Investors are able to obtain all documents filed with the SEC by Cheviot-Federal free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cheviot-Federal are available free of charge from the Corporate Secretary of Cheviot-Federal at Cheviot Financial Corp. - a Federal corporation, 3723 Glenmore Avenue, Cheviot, Ohio 45211, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of Cheviot-Federal are participants in the solicitation of proxies in favor of the conversion from the stockholders of Cheviot-Federal. Information about the directors and executive officers of Cheviot-Federal is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.